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18001229

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FEB 26 2018

WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-68601

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: Citco Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Bloor Street East, Suite 2700
(No. and Street)

Toronto	Ontario, Canada	M4W 1A8
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Case +1- 647-260-6555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte LLP
(Name – *if individual, state last, first, middle name*)

Suite 200, Bay Adelaide Centre, East Tower, 22 Adelaide Street West,	Toronto	ON	M5JOA9
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM RMS

OATH

I, Scott Case, swear that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Citco Securities Inc., as of December 31, 2017, are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Feb 13, 2018

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte LLP
Bay Adelaide East
8 Adelaide Street West
Suite 200
Toronto ON M5H 0A9

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Shareholder of Citco Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Citco Securities Inc. (the "Company") as of December 31, 2017, and the related statement of loss and comprehensive loss, changes in financial condition and changes in shareholder equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules g and h listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
February 13, 2018

We have served as the Company's auditor since 2013.

Citco Securities Inc.

Statement of Financial Condition as at December 31, 2017

(Stated in U.S. Dollars)

	Note		
Assets			
Bank balances and cash	2.8	262,619	
Other assets	8	51,819	
Total assets			314,438
Equity and liabilities			
Liabilities			
Accrued expenses and other payable		80,149	
Total liabilities			80,149
Share capital	7	1	
Additional paid-in capital	7	2,175,000	
Deficit		(1,940,712)	
Total equity attributable to the shareholder of the company			234,289
Total equity and liabilities			314,438

See accompanying notes to the financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

Citco Securities Inc.

Statement of Income (Operations) for the year ended December 31, 2017

(Stated in U.S. Dollars)

	Note	
Revenue:		
Transaction fees		35,150
Service fees		106,542
Other income		46
Total revenue		141,738
Operating expenses:		
Personnel expenses		8,139
Office rent		17,450
Office and administration expenses		11,051
Travel expenses		1,583
Professional services		192,535
Depreciation		493
Other operating expenses	3	34,451
Total operating expenses		265,702
Income tax expense	4	-
Loss and comprehensive loss		123,964

See accompanying notes to the financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

Citco Securities Inc.
Statement of Changes in Financial Condition as at December 31, 2017
(Stated in U.S. Dollars)

Cash flows from operating activities:	
Loss and comprehensive loss	(123,964)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	493
Decrease in other assets	16,164
Increase in accrued expenses and other payable	38,857
Net cash used in operating activities	(68,450)
Cash flows from financing activities:	
Additional paid-in capital	150,000
Net cash provided by financing activities	150,000
Net increase in cash and cash equivalents	81,550
Cash and cash equivalents – January 1, 2017	181,069
Cash and cash equivalents - December 31, 2017	262,619
Net increase in cash and cash equivalents	81,550
Cash paid for:	
Income taxes	-
Interest	-

See accompanying notes to the financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

Citco Securities Inc.

Statement of Changes in Stockholder's Equity for the year ended December 31, 2017

	Share capital USD	Paid-in Capital USD	Deficit USD	Total USD
Balance as at January 1, 2017	1	2,025,000	(1,816,748)	208,253
Loss and comprehensive loss	-	-	(123,964)	(123,964)
Additional paid-in capital		150,000		150,000
Total equity attributable to the shareholder of the Company as at December 31 , 2017	1	2,175,000	(1,940,712)	234,289

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

1. General

1.1 Ownership

Citco Securities Inc. (the "Company") was organized on April 28, 2010 as a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Rule 15c3-1. The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 under paragraph k(2)(ii) as the Company does not maintain customer accounts.

The Company is a wholly owned subsidiary of Citco Financial Products (London) Limited. The ultimate parent company is Citco III Limited, a company incorporated in the Cayman Islands.

Its registered office is as follows:

2 Bloor Street East, Suite 2700
Toronto, Ontario
M4W 1A8
Canada

1.2 Activities

Its activities are engaging in private placements and offering traditional securities to institutional investors and assisting clients with the administrative activites of investing in money market funds.

1.3 Currency

These financial statements are presented in U.S. dollars ("USD"), being the functional currency of the Company.

2. Principle accounting policies

Revenue comprises the value for the rendering of services in the ordinary course of the Company's activities. The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and the stage of completion of the transaction at the consolidated balance sheet date can be measured reliably. The amount of revenue is not considered to be reliably measured until all significant contingencies relating to the sale have been resolved. The Company bases its estimates on historic results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

2. Principle accounting policies (continued)

Revenue is generated from contractual service agreements with the Company's clients. Transaction fees and Service fees income are the main sources of revenue. Transaction fees arise from negotiating a transaction for a third party - such as the arrangement of the acquisition of shares or other securities, which is recognized on completion of the underlying transaction. Service fees arise from facilitating clients to invest in certain money market funds generating fees based on the average daily value of total number of shares held in client accounts.

2.1 Statements of compliance

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

In May 2014 the Financial Accounting Standard Board (FASB) issued Accounting Standard Update (ASU) No. 2014-09 Revenue from Contract with Customers. The new revenue recognition standard eliminates the transaction and industry specific revenue recognition guidance under current GAAP and replaces it with a principle-based approach for determining revenue recognition; the effective date of the guidance is annual reporting periods beginning on or after December 15th, 2017. Management is currently evaluating the impact of the new standard but does not expect a material impact on the financial statements based on its limited business model.

2.2 Basis of measurement

These financial statements have been prepared on a historical cost basis.

2.3 Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Estimates are only used in the calculation of accrued expenses and liabilities.

2.4 Foreign currency transactions

Transactions in currencies other than USD are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing at the end of the reporting period. Profits and losses arising on exchange are included in net profit or loss for the year.

2.5 Taxation

The Company uses the liability method in providing for income taxes on all transactions that have been recognized in the financial statements. The liability method requires that deferred taxes be adjusted to reflect the enacted tax rates at which future taxable amounts are anticipated to be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net loss in the period such change occurs. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

No deferred tax asset has been recognized as the Company does not have sufficient taxable profits available against which the deductible temporary differences can be utilized. The Company started generating revenue in the year 2015. The deferred tax asset recognition will be reviewed during 2018 as needed.

2.6 Fair value of financial assets and liabilities

All of the Company's financial assets and liabilities, including cash, other receivables, due to affiliates, accounts payable and accrued liabilities, are carried at cost which approximates fair value due to their short-term nature or imminent maturity.

2.7 Financial instruments

Financial assets and financial liabilities are recognized in the Company's statements of financial position when the Company has become a party (trade date) to the contractual provisions of the instrument. Financial assets and liabilities are offset and the net amounts are reported in the statements of financial position when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis, or realize the net asset and settle the liability simultaneously.

The table below sets out the carrying amounts and fair values of the Company's financial assets and financial liabilities:

	Cash and receivables	Other financial liabilities	Total carrying amount	Fair value
Bank balances and cash	262,619	-	262,619	262,619
Other assets	35,517	-	35,517	35,517
Total Assets	298,136	-	298,136	298,136
Accrued expenses and other payable	-	80,149	80,149	80,149
Total liabilities	-	80,149	80,149	80,149

2.8 Bank balances and cash

Bank balances and cash comprise current account balance with banks. The carrying value approximates fair market value.

	12.31.2017
	USD
Current accounts with other banks	262,619
	262,619

2.9 Fixed assets and depreciation

Fixed assets and equipment are stated at cost, less accumulated depreciation. Depreciation is recognized based on the straight line method over the estimated useful life of the asset. Management tests for impairment when there is reason to believe such impairment may exist. At December 31, 2017, all assets were operational and management had no reason to believe such assets were impaired.

A summary of the cost and accumulated depreciation of fixed assets as December 31, 2017 is as follows:

	USD	Estimated Useful Life
Furniture and fixtures	3,320	4 years
Less accumulated depreciation	3,320	
	0	

2.10 Expense recognition

Professional fee is recognized when they arise and reasonable amount can be estimated.

3. Other operating expenses

	2017
	USD
Service rendered by affiliate	17,180
Sundry	11,946
Foreign exchange differences	5,325
	34,451

4. Deferred Taxes

The following are the major deferred tax assets and liabilities recognized by the Company and the related movements during the year:

	2017
	USD
Non-capital loss carryforward as at January 1, 2017	-
Increase	32,850
Decrease from valuation allowance	(32,850)
Non-capital loss carryforward as at December 31, 2017	-

At December 31, 2017, the Company had the following cumulative operating losses available to reduce future year's income for income tax purposes:

Income tax losses expiring	Federal
	USD
2031	611,767
2032	295,401
2033	262,473
2034	224,811
2035	203,741
2036	218,555
2037	123,964
As at December 31,	1,940,712

These losses have been fully offset by a valuation allowance because it is not certain yet when Company will realize the benefit of its unused tax losses.

5. Related party transactions

The Company receives services from Citco (Canada) Inc. for the rental of premises and from Citco Bank Canada for custody related services for its money market activities and personnel expenses. The Company also settles its transaction fee with Citco Bank Canada as clients' bank accounts are maintained with Citco Bank Canada. Transactions are made in the normal course of business and have been recorded at the exchange value.

At December 31, 2017 the other payable balance includes the following related party balances:

	2017
	USD
To Citco Bank Canada	19,088
To Citco (Canada) Inc.	1,307
	20,395

In the year 2017, Company entered into the following related party transactions with the affiliated entities for personnel expenses, office rent and services rendered by affliliate:

	2017
	USD
Citco Bank Canada	25,319
Citco (Canada) Inc.	20,871
	46,190

6. Financial risk management

Risk overview

In its operating environment and daily activities, the Company encounters various risks and constantly strives to mitigate related risks.

The main risks identified by the Company, related to the activities, are:

(a) Market risk, which includes three types of risk:

(i) currency risk: the risk that the value of a financial instrument will fluctuate because of changes in foreign exchange rates;

(ii) interest rate risk: the risk that the value of a financial instrument will fluctuate because of changes in market interest rates;

6. Financial risk management (continued)

(iii) other price risk: other than those arising from interest rate risk or currency risk this includes the risk that the value of a financial instrument will fluctuate because of factors related to the issuer of the financial instrument or by broad market movement.

(b) Credit risk: the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.

(c) Liquidity risk: the risk that obligations cannot be met due to a mismatch between the maturity profiles of assets and liabilities.

(d) Legal and regulatory risk: the risk that losses occur or reputation is damaged which is caused by executing activities and/or procedures which are not in compliance with the law and regulations.

Market risk

It is the Company's policy not to actively enter into risk positions. The Company maintains a Canadian dollar bank account to pay the majority of its expenses, and there is no other foreign currency exposure. The Company's revenue is earned in US dollars, and most consultancy fees and regulatory fees are also paid in US dollars. The Company has minimal exposure to market risk. The Company's financial instruments include a $25,940 net exposure to the Canadian dollar as at December 31, 2017.

A 5% increase or decrease in US dollar foreign currency exchange rates, all other factors being equal, at December 31, 2017 would have increased or decreased net loss by approximately $1,297.

Interest rate risk

Interest rate risk is the current or prospective risk to earnings and capital arising from adverse movements in interest rates. The Company is not exposed to significant amount of interest rate risk as there is no interest-bearing instrument.

Credit risk

Credit risk is the current or prospective risk to earnings and capital arising from a debtor's failure to meet the terms of any contract with the Company or if a debtor otherwise fails to perform. The Company has little exposure to credit risk.

6. Financial risk management (continued)

Liquidity risk management

Ultimate responsibility of liquidity risk management rests with the Board of Directors, which has built an appropriate liquidity risk management framework for the management of the Company's short, medium and long-term funding and liquidity management requirements. The table has been drawn up based on the undiscounted cash flows of financial assets and liabilities based on the earliest date on which the Company can be required to pay.

	Up to 1 month USD	1-3 months USD	Illiquid USD	Total USD
As at December 31, 2017:				
Current assets				
Other assets	-	35,517	16,302	51,819
Bank balances and cash	262,619	-	-	262,619
Total assets	262,619	35,517	16,302	314,438
Current liabilities				
Accrued expenses and other payable	2,950	77,199	-	80,149
Total liabilities	2,950	77,199	-	80,149
On-balance sheet surplus/(deficit)	259,669	(41,682)	16,302	234,289

Legal and regulatory risk

The company is subject to rules and regulations from the Securities and Exchange Commission's (SEC), the Ontario Securities Commission (OSC), and it is a member of the Financial Industry Regulatory Authority (FINRA). The company has consultants in the United States of America and in Canada to assist Management with compliance of regulatory developments.

7. Share capital

Authorized shares - unlimited

Ordinary shares issued and fully paid:

	Number of shares
As at January 1, 2017	1
As at January 1, 2017	1
Issue of new shares	-
As at December 31, 2017	1

In February 2017, the Company received any additional paid-in capital contribution of USD150,000. Total paid-in capital as at December 31, 2017 is $2,175,000.

8. Other assets

Prepaid expenses consist of cash paid in advance of services rendered to regulators and vendors.

Other receivables consist of HST receivables and receivables from Citco Bank Canada.

	12.31.2017
	USD
Prepaid expenses	16,302
Accrued Income	22,945
HST receivables	12,572
	51,819

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital which, as defined under this Rule shall not exceed 15 to 1. Under the basic method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 and 6.67% of aggregate indebtedness. At December 31, 2017, the Company had net capital of approximately $181,299, which is $175,956 in excess of the required minimum net capital. The Company's net capital ratio was 0.44 to 1 at December 31, 2017.

10. Subsequent events

The Company has evaluated subsequent events up to and including February 13, 2018, which is the date that these financial statements were available to be issued. There were no material events to report.

Schedule I

Citco Securities Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission:
As of December 31, 2017

NET CAPITAL:	
Total equity attributable to the shareholder of the company	234,289
Deductions and charges:	
Nonallowable assets:	
Other Assets	(51,819)
Other deductions and/or charges	(1,171)
Total deductions and charges	(52,990)
Net capital	181,299
Aggregate indebtedness	80,149
LESS NET CAPITAL REQUIREMENT - (The greater of $5,000 or 6-2/3% of aggregate indebtedness)	5,343
NET CAPITAL IN EXCESS OF REQUIREMENT	175,956
Ratio of aggregate indebtedness to net capital	0.44 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's most recently filed unaudited FORM X-17A-5, Part II-A filing as of December 31, 2017.

Schedule II

Citco Securities Inc.
As of December 31, 2017

Computation for Determination of Reserve Requirements Pursuant to Rule 15C3-3 Under the Securities Exchange Act of 1934 as of December 31, 2017

The Company is exempt from the provisions of Rule 15c-3-3 (the "Rule") under the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

SEC MAIL PROCESSING
Received

FEB 26 2018

WASH, D.C.

CITCO SECURITIES INC.
(SEC I.D. No. 8-68601)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED
DECEMBER 31, 2017
AND REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

SEC MAIL PROCESSING
Received
FEB 26 2018
WASH, D.C.

Citco Securities Inc.

EXEMPTION REPORT

Citco Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii);

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Citco Securities Inc.

I, Scott Case, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CEO

Deloitte.

Deloitte LLP
Bay Adelaide East
8 Adelaide Street West
Suite 200
Toronto ON M5H 0A9
Canada

Tel: (416) 601-6150
Fax: (416) 601-6151
www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Shareholder
of Citco Securities Inc.

We have reviewed management's statements, included in the accompanying Citco Securities Inc. Exemption Report, in which (1) Citco Securities Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
February 13, 2018

Citco Securities Inc.

EXEMPTION REPORT

Citco Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii);

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Citco Securities Inc.

I, Scott Case, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CEO

Deloitte.

Deloitte LLP
Bay Adelaide East
8 Adelaide Street West
Suite 200
Toronto ON M5H 0A9
Canada

Tel: (416) 601-6150
Fax: (416) 601-6151
www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Shareholder
of Citco Securities Inc.

We have reviewed management's statements, included in the accompanying Citco Securities Inc. Exemption Report, in which (1) Citco Securities Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
February 13, 2018

C I T C O

SEC MAIL PROCESSING
Received

FEB 26 2018

WASH, D.C.

February 23, 2018

U.S Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7031, 100 F Street, NE
Washington DC 20549

Dear Sirs/Madam,

Subject: Revised 2017 Annual Audited Financial Statements of Citco Securities Inc.(SEC ID No. 8-68601)

Please find herewith the two copies of the 2017 revised Annual Audited Financial Statements and Exemption Report of Citco Securities Inc. (SEC ID No. 8-68601).

We also request you to kindly retract the 2017 annual audited Financial Statements and Exemption Report of Citco Securities Inc. that we sent to you on February 20th 2018 with FedEx tracking no-771495694518. The audit opinion in that Financial Statements was inconsistent with the new PCAOB guidelines that went into effect in December 2017. The audit opinion in the enclosed Financial Statements has been updated in line with the new PCAOB guidelines.

We sincerely apologize for inconvenience.

Thanks and kind regards,

Scott Case
Managing Director and CEO
Tel: +1-647-260-6555

Enclosures:

1. Two copies of 2017 Audited Financial Statements of Citco Securities Inc.
2. Two copies of 2017 Exemption Report of Citco Securities Inc.

CITCO SECURITIES INC.

2 Bloor Street East
Suite 2700
Toronto, Ontario M4W 1A8
Canada

T +1 416 966 9200
F +1 647 426 5300
E info@citcosecurities.com

citcosecurities.com